Filed by Azur Pharma Limited

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Jazz Pharmaceuticals, Inc.

Commission File Number: 001-33500

Date: September 19, 2011

Investor Update

19th  September 2011

Dear Investor:

I provided our previous Investor Update on 31st May 2011. The Investor Update noted that Azur had appointed the investment bank, Lazard, to help explore funding alternatives. Arising from this, we received various proposals from pharmaceutical companies and private equity firms.

Azur Pharma Limited (“Azur”) and Jazz Pharmaceuticals, Inc. (“Jazz”) today announced their intention to combine businesses in an all share reverse merger. The parties’ agreement provides that a subsidiary of Azur will merge with Jazz, Azur will be renamed Jazz Pharmaceuticals plc (“Jazz PLC”), and its shares will be listed on NASDAQ. The CEO, CFO and majority of the board of Jazz PLC will be from Jazz. The existing Azur management team will continue with Jazz PLC and I will remain on the board. The press release with more details of the proposed merger is attached.

Jazz Pharmaceuticals, Inc. is a NASDAQ quoted specialty pharmaceuticals business with a market capitalisation of approximately US$1.8 billion. It is a successful, growing and well managed company.

Upon consummation of the transaction, Jazz PLC will issue shares representing, in the aggregate, slightly under 80% of the company’s then outstanding ordinary shares to the Jazz shareholders in exchange for their interests in Jazz, with current Azur shareholders holding just over 20% of Jazz PLC. Based on the closing price of Jazz’s common stock on September 16th, 2011 of $42.89 per share, this places a pre-merger valuation of approximately $520 million on Azur, which equates to approximately $12 per Azur share. The actual value you ultimately receive will depend on the future share price of Jazz PLC.

This means you will not receive any cash at the closing of the transaction, but will continue to hold shares in Jazz PLC, which will be listed on NASDAQ, subject to any applicable limitations arising under U.S. securities laws. The value of your shares will be dependent on the market price.

As is customary for transactions of this type, the merger agreement includes indemnification provisions for the benefit of Jazz. Azur’s current shareholders will deposit 10% of their Jazz PLC shares into escrow to support any claims that may be asserted under these indemnification obligations. The escrow will remain in place for 18 months and potentially longer in the event there are outstanding claims at the end of that period. In other words, you will receive 90% of consideration at closing with the remaining 10% to be released from escrow 18 months post closing (less any shares that are required to satisfy indemnification claims). There are incremental indemnification provisions in the event of breaches of certain representations or fraud.

There is a significant amount of work to do between signing and closing, not the least of which are the various prospectuses and registration statements which need to be prepared, filed and approved by regulators. We do not control the timing of closing but the transaction is expected to close in Q1 2012. There are also various closing conditions set out in the merger agreement such that the transaction may not close if these conditions are not met.

The proposed merger is a very positive development for both Azur shareholders and staff. The shareholder aspects are outlined above. For staff, as the rationale for the merger is to create a stronger company with more growth opportunities, Azur employees will have greater opportunities to advance their careers in the combined company. It is expected that all existing business sites of Azur and Jazz will continue in operation.

I am proud of the strong successful company created by the Azur team over the past 6 years and thankful for their hard work and dedication. I would also like to thank our investors for your support.

We look forward to the completion of this transaction and the continued growth of our business. It represents an exciting opportunity for shareholders and employees of both companies.

Yours sincerely

Seamus Mulligan
Chairman and Chief Executive Officer

Additional Information

In connection with the proposed transaction, Jazz Pharmaceuticals and Azur will be filing documents with the SEC, including the filing by Jazz Pharmaceuticals of a preliminary and definitive proxy statement/prospectus relating to the proposed transaction and the filing by Azur of a registration statement on Form S-4 that will include the proxy statement/prospectus relating to the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to Jazz Pharmaceuticals’ stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PRELIMINARY AND DEFINITIVE PROXY/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AZUR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, by directing a request to Jazz Pharmaceuticals’ Investor Relations department at Jazz Pharmaceuticals, Inc., Attention: Investor Relations, 3180 Porter Drive, Palo Alto, California 94304, or to Jazz Pharmaceuticals’ Investor Relations department at 650-496-2800 or by email to investorinfo@Jazzpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals’ website at www.Jazzpharma.com under the heading “Investors” and then under the heading “SEC Filings”.

Jazz Pharmaceuticals and its directors and executive officers and Azur and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Jazz Pharmaceuticals in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Jazz Pharmaceuticals is also included in Jazz Pharmaceuticals’ proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2011. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Jazz Pharmaceuticals as described above.

This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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